

December 13, 2012

Via E-Mail
Mr. In Beom Park
President and Chief Executive Officer
Meridian Co., Ltd.
4F, 196-35, Anyang-Dong
Manan-Gu, Anyang-Si, Gyeonggi-Do, Korea 430-857

> **Re: Meridian Co., Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed August 10, 2012**
> **File No. 000-32359**

Dear Mr. Park:

We have reviewed your response letter dated December 6, 2012 and filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2011

Item 15. Controls and Procedures

1. Your response to prior comment 1 does not appear to provide all of the information requested in our comment. Please address the following:

    - In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

- Please describe in greater detail the process you go through to convert your books and records from Generally Accepted Accounting Principles in Korea to US. GAAP.

2. Further to the above, it appears that in response to our prior comment requesting information on the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures, you have indicated that an independent accounting firm audits the U.S. GAAP-based financial statements and the adjusting entries at the year-end. Please describe to us any other internal controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures. Further, explain to us why you believe it is appropriate to consider work performed by your independent registered public accounting firm as an internal control.

3. Please explain to us your reference to "IFRS conversion" in your response to part (e) of prior comment 1.

You may contact Lynn Dicker, Staff Accountant, at (202) 551-3616 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief